Exhibit 99(a)(5)(iv)

	Contact: Trans World Entertainment John Anderson Chief Financial Officer (518) 452-1242	Contact: Financial Relations Board Marilynn Meek (mmeek@frbir.com) (212) 827-3773
38 Corporate Circle Albany, NY 12203
www.twec.com	NEWS RELEASE

Trans World Entertainment Announces FINAL Results of Self-Tender Offer

Albany, N.Y. — August 2, 2013 — Trans World Entertainment Corporation (Nasdaq: TWMC) today announced the final results of its modified “Dutch auction” tender offer to purchase up to $25 million in value of the Company’s common stock, $0.01 par value per share (the “Shares”), at a price of not less than $4.50 and not greater than $5.10 per Share (in increments of $0.05) (the “Tender Offer”), which expired at 12:00 midnight, New York City time, on Monday, July 29, 2013. Based on a final count by Computershare Trust Company, N.A., the depositary for the Tender Offer, a total of 417,615 Shares were properly tendered and not withdrawn in the Tender Offer at or below a price of $5.10 per Share. Accordingly, based on the final results, the Company has accepted for purchase 417,615 Shares at a purchase price of $5.10 per Share, for a total cost of $2.1 million. These Shares represent approximately 1.3% of the Shares outstanding as of August 2, 2013. The Depositary will promptly issue payment for the Shares accepted for purchase.

Wells Fargo Securities, LLC served as the dealer manager for the Tender Offer and Georgeson Inc. served as the information agent.

Trans World Entertainment is a leading specialty retailer of entertainment products, including video, music, trend, electronics, video games and related products. The Company operates retail stores in the United States, the District of Columbia, and Puerto Rico, primarily under the names f.y.e. for your entertainment and Suncoast and on the web at www.fye.com, www.wherehouse.com, and www.secondspin.com.

Certain statements in this release set forth management’s intentions, plans, beliefs, expectations or predictions of the future based on current facts and analyses. Actual results may differ materially from those indicated in such statements. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the Securities and Exchange Commission.